Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF DESIGNATIONS OF
SERIES F-1 CONVERTIBLE PREFERRED STOCK OF
TNF PHARMACEUTICALS, INC.

PURSUANT TO SECTION 242 OF THE
DELAWARE GENERAL CORPORATION LAW

This Certificate of Amendment to the Certificate of Designations of Series F-1 Convertible Preferred Stock (the “Amendment”) is dated as of August 19, 2025.

WHEREAS, the board of directors (the “Board”) of TNF Pharmaceuticals, Inc., a Delaware corporation (the “Company”), pursuant to the authority granted to it by the Company’s Certificate of Incorporation (as amended, the “Certificate of Incorporation”) and Section 151(g) of the Delaware General Corporation Law (the “DGCL”), has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 5,050 authorized shares of preferred stock, classified as Series F-1 Convertible Preferred Stock (the “Preferred Stock”), and the Certificate of Designations of the Preferred Stock (the “Certificate of Designations”) was initially filed with the Secretary of State of the State of Delaware on May 21, 2024, evidencing such terms;

WHEREAS, pursuant to Section 31(b) of the Certificate of Designations, the Certificate of Designations or any provision thereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the DGCL, of the holders of at least a majority of the outstanding shares of Preferred Stock (the “Required Holders”), voting separately as a single class, and with such other stockholder approval, if any, as may then be required pursuant to the DGCL and the Certificate of Incorporation;

WHEREAS, the Required Holders pursuant to the Certificate of Designations have consented, in accordance with the DGCL, on August 19, 2025, to this Amendment on the terms set forth herein; and

WHEREAS, the Board has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Company and its stockholders.

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 242 of the DGCL and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designations as follows:

1.	Section 33(ll) of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

(ll) “Installment Schedule Amount” means 388.46 Preferred Shares.

2.	Section 33(ss) of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

(ss) “Maturity Date” shall mean December 31, 2025; provided, however, the Maturity Date may be extended at the option of a Holder (i) in the event that, and for so long as, a Triggering Event shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in a Triggering Event or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date, provided further that if a Holder elects to convert some or all of its Preferred Shares pursuant to Section 4 hereof, and the Conversion Amount would be limited pursuant to Section 4(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of such Preferred Shares.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer this 19th day of August, 2025.

TNF PHARMACEUTICALS, INC.

By:	/s/ Mitchell Glass
Name:	Mitchell Glass, M.D.
Title:	President and Chief Medical Officer